

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2011

Samuel L. Neese
Executive Vice President and Chief Executive Officer
Highlands Bancshares, Inc.
340 West Main Street
Abingdon, Virginia 24210-1128

**Re:    Highlands Bankshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed April 15, 2010
File No. 0-27622**

Dear Mr. Neese:

We have completed our review of your filings and we have no further comment at this time.

Sincerely,

Sharon Blume
Assistant Chief Accountant